

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

December 29, 2009

Yehudit Bronicki
Chief Executive Officer
Ormat Technologies, Inc.
6225 Neil Road
Reno, Nevada 89511-1136

> **Re: Ormat Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 23, 2009**
> **File No. 001-32347**

Dear Ms. Bronicki:

We have reviewed your response dated November 25, 2009 to our comment letter and have the following additional comments. In each of our comments below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. Please feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. We received your letter dated December 21, 2009 that was provided to us via email. Please file this letter as correspondence on EDGAR.

Financial Statements and Supplementary Data, page 98

Notes to Consolidated Financial Statements, page 104

Note 1 – Business and Significant Accounting Policies, page 104

Exploration and drilling costs, page 108

2.   We received the map that illustrates your projects in each area of interest. We understand from previous correspondence that you determine areas of interest by: 1) the geographical proximity of the geothermal resources and their proximity to the same electricity grid, and in certain cases, a common transmission line; 2) the ability to allocate a power purchase agreement to alternate resources in the same geographical area, and; 3) your intention to operate all the power plans in the same area of interest as one complex. Please help us further understand how you decide to assign a project to a particular area of interest. For example, we note that Tungsten Mountain is in area of interest 1. Tell us how and why you determined that this project should be in area of interest 1 and not in area of interest 2 or 3. Similarly, tell us why Smith Creek is in area of interest 3 and not in area of interest 1. As part of your explanation, you may find it useful to provide us with a map that shows the electricity grids in Nevada superimposed to your projects and areas of interest.

3.   Please tell us whether you considered having more or less than three areas of interest. Since areas of interest appear to be partially based on management's decision, please elaborate on how you determined that three areas of interest was the appropriate number to have and why. Furthermore, please tell us whether any project has been moved out of one area of interest to another and why.

4.   Please tell us whether your operating power plants continue to be considered part of an area of interest for impairment testing purposes. If operational power plants are no longer within an area of interest, please tell us how you allocated capitalized exploration and development costs from the area of interest to the power plant at the time it became operational. For example, based on the map in your December 21, 2009 letter to us, we assume the Brady and Desert Peak power plants were in area of interest 2 while these projects were in the exploration and development phase. When you determined that you would construct a power plant, explain to us how you allocated a portion of the exploration and development costs related to area of interest 2 to the Brady and Desert Peak complex.

5.   We note that you group your exploration projects into areas of interest and that you consider each area of interest to be an asset group that represents the lowest level for which identifiable cash flows are largely independent of the cash flows

of other groups of assets and liabilities; and, as such, test for impairment under ASC 360-10-35 (formally SFAS 144) at the area of interest level. We have the following comments:

- Please tell us how you determine your cash inflows and outflows used for your impairment test.

- For each inflow, tell us whether it is based on expected future PPAs or another measure. Also, we assume that you estimate your cash inflows by project, such as Wildhorse or Seven Devils. Please confirm this to us or explain why this is not the case.

- Regarding your outflows, we note that most of your expected future outflows are operating and maintenance ("O&M") costs which are substantially impacted by your central O&M organization for each area of interest. Please describe the significant costs that you incur from acquisition of land rights through development and production, and tell us which costs are shared by the projects in the area of interests and which costs are directly attributable to a specific project.

- For costs that are shared, please tell us why you do not, or cannot, allocate those costs to each project using a reasonable method.

- Please tell us why you consider your areas of interest to be the lowest level for which identifiable cash flows are largely independent of the cash flows from of other assets and liabilities. Explain why cash flows for each project are not largely independent from each other. In this regard, it appears that you could sell or abandon one project without impacting the viability of the projects around it.

6.   We note that you test for impairment of your operating power plants either on a plant-by-plant basis or more commonly, at the complex level, which are cases where several power plants are operated as a complex. We have the following comments:

- Please tell the significant differentiating factors that cause you to test for impairment on a plant-by-plant basis versus at the complex level. We assume this is based on PPAs in place. Please confirm this to us or explain why this is not the case.

- Please tell us how you determine your cash inflows and outflows used for your impairment test.

- Please describe each significant inflow and outflow and tell us whether each item is related to a single plant or whether the item is shared or overlaps between plants.

- Please tell us whether any cash inflows or outflows are shared or overlap between exploration projects within an area of interest and operating power plants. For example, tell us whether the same maintenance personnel may service an operating plant <u>and</u> service an exploration project in an area of interest that is close by. If so, tell us how you allocate such items to the operating power plant and to the area of interest when performing your impairment tests.

7. For each project in Nevada, please provide us with the information below.

- The date you acquired land rights or the lease.

- The status of each project as of your latest balance sheet date. For example, the status of a project could be: lease acquired but no further action taken, in process of performing geochemical and geophysical surveys, in process of obtaining drilling permits, drilling gradient or slim holes, abandoned, or in process of constructing a power plant/complex. These are only suggested categories and should modified based on how you assess the status of a project.

- Whether each project was determined to be economically feasible. In your response, please identify the location of the three projects that you have indicated to us you concluded were not economically feasible and explain, if applicable, how this impacts the status you have assigned to the related larger area.

- The total amount of costs related to each project, including those expensed and those capitalized. The costs should be quantified by the following categories: costs incurred prior to obtaining land rights/lease, lease costs, pre-development exploration costs, including drilling slim holes, and development/construction costs.

- The total number of dry holes drilled and, of those dry holes, how many you were able to use for other purposes and how many, if any, you were unable to use. Also quantify the number, if any, that have been or are in process of being reclaimed.

8.   Please describe your internal approval process for determining whether a project will move forward. In doing so, tell us the milestones that must be achieved at each step of your research, exploration, development and production process and the person responsible for approving its advancement or abandonment. For example, when explaining your internal approval process to determine whether a lease should be acquired, tell us who determines that a lease should be obtained and who authorizes that decision. Furthermore, tell us whether any decision making authority is limited by dollar amount and whether Board of Director approval is required for any decision.

Form 10-Q for the Quarterly Period Ended September 30, 2009

9.   We have reviewed your response to prior comment 5 from our letter dated November 17, 2009. We note that you describe the sale of tax credits related to your OPC Tax Monetization Transaction as "Income attributable to sale of equity interests" on your income statement. Please consider changing this line item to read "Income attributable to sale of production tax credits" or a similar caption to clearly convey how this income was generated.

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        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

        You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have any questions regarding engineering matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Benjamin Carson, Esq.
     Chadbourne & Park LLP
     Via facsimile to (646) 710-5168